Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 26, 2011

Via EDGAR

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Emdeon Inc. Revised Preliminary Schedule 14A Filed September 15, 2011
File No. 001-34435

Amended Schedule 13E-3
Filed September 15, 2011 by Emdeon Inc., et. al. File No. 005-85026

Dear Mr. Duchovny:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 22, 2011 (the “Comment Letter”) regarding the above referenced filings.

On September 26, 2011, the following revised documents were filed via EDGAR:

•	Amendment No. 2 to the Schedule 13e-3 (the “Amended Schedule 13e-3”) and

•	Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”, and, together with the Amended Schedule 13e-3, the “Revised Filings”).

All defined terms in this letter have the same meaning as in the Revised Filings unless otherwise indicated.

Please find enclosed copies of the Revised Filings, clean and marked to show changes against the September 15, 2011 filing. The changes reflected in the

Matthew W. Abbott, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLC

September 26, 2011

Revised Filings include, among other things, those made in response to the comments of the Staff in the Comment Letter.

Set forth below are responses that the Company and/or the Filing Persons, as applicable, have asked us to convey in response to the Staff’s comments numbered 1 through 9, as set forth in the Comment Letter.

Revised Preliminary Proxy Statement

Special Factors

Background of the Merger, page 20

1.	We reissue prior comment 10 in part. Revise your disclosure to describe the results of the preliminary analyses presented by Morgan Stanley. See Item 1015(b)(6) of Regulation M-A.

Response to Comment 1

In response to the Staff’s comment, the disclosure on pages 22 and 24 of the Amended Proxy Statement has been revised.

2.	We reissue prior comment 12. Please revise your disclosure to explain the significance of the advice given to Blackstone with respect to Blackstone’s valuation of the company.

Response to Comment 2

In response to the Staff’s comment, the disclosure on page 28 of the Amended Proxy Statement has been revised.

3.	We note the revisions made in response to prior comment 13 but find the disclosure less informative as a result. Please tell us the reasons for revising the disclosure in this manner without specifying the previously referenced “material threshold issues” and “secured concessions.”

Response to Comment 3

In response to the Staff’s comment, the disclosure beginning on page 29 of the Amended Proxy Statement has been revised.

4.

We reissue prior comment 21. We note that the Morgan Stanley presentation includes additional data on pages 15 and 16 that is not included in the disclosure. Please revise. Also, revise your disclosure to show how Morgan Stanley arrived at the reference ranges in each of the Discounted Cash Flow and the Hypothetical

Matthew W. Abbott, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLC

September 26, 2011

Discounted Equity Value analyses from the projected financial data. Please also apply this comment to the section captioned “Opinion of UBS Securities LLC.”

Response to Comment 4

In response to the Staff’s comment, the disclosure on pages 43, 44, 46, 47, 52, 54, 55 and 56 of the Amended Proxy Statement has been revised to include data underlying the multiples reviewed for purposes of the selected companies and selected precedent transactions analyses and to clarify how the per share reference ranges were calculated.

5.	Refer to the Illustrative Leveraged Buyout Analysis. Revise this section to indicate which mergers and similar transactions Morgan Stanley relied upon in determining the ratio of total debt to last 12 months EBITDA multiple of 6.5x and the 17.5% to 25% internal rates of return, both of which were used in this analysis.

Response to Comment 5

In response to the Staff’s comment, the disclosure on page 45 of the Amended Proxy Statement has been revised.

6.	We reissue prior comment 25. Include the cross-reference we referred to in our prior comment in this section such that security holders are able to refer to the section of the proxy statement that includes the projections used in the analyses in this section. Please also apply this comment to section describing UBS’s financial analyses.

Response to Comment 6

In response to the Staff’s comment, the disclosure on pages 41 and 51 of the Amended Proxy Statement has been revised.

Opinion of UBS Securities LLC, page 49

7.	We reissue prior comment 28. Please revise your disclosure to explain what the board of directors noted with respect to the results referenced in our prior comment. Also, note that while the disclosure on page 50 that you reference in your response may be appropriate for the financial advisor, it is not sufficient for the board of directors which must comply with the requirements of Item 1014 of Regulation M-A on behalf of the company, which is a filing person in the Schedule 13E-3.

Response to Comment 7

In response to the Staff’s comment, the disclosure on page 39 of the Amended Proxy Statement has been revised.

Matthew W. Abbott, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLC

September 26, 2011

Position of the Blackstone Filing Persons Regarding the Fairness of the Merger, page 56

Position of the H&F Filing Persons Regarding the Fairness of the Merger, page 59

8.	We reissue prior comment 33. First, please revise the disclosure to state that the Blackstone Filing Persons (and the H&F Filing Persons) adopted the board of directors analysis as it relates to negative factors. Second, please ensure that you describe all material considerations made by the Blackstone Filing Persons (and the H&F Filing Persons) instead of stating that these filing persons considered “a variety” of such factors.

Response to Comment 8

In response to the Staff’s comment, the disclosure on pages 60, 66 and 67 of the Amended Proxy Statement has been revised. The Company respectfully advises the Staff that the Blackstone Filing Persons and H&F Filing Persons have confirmed that the revised disclosure describes all material negative factors considered by the Blackstone Filing Persons and the H&F Filing Persons in making their fairness determinations.

Projected Financial Information, page 68

9.	We reissue prior comment 36 in part. We note that you continue to include a summary of the full year 2011 prospective financial information (bottom of page 70).

Response to Comment 9

In response to the Staff’s comment, the disclosure on page 74 of the Amended Proxy Statement has been revised.

Matthew W. Abbott, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLC

September 26, 2011

*    *    *

We are grateful for your assistance in this matter. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3402.

Sincerely,
/s/ Matthew W. Abbott
Matthew W. Abbott

cc. Gregory T. Stevens
Emdeon Inc.

John G. Finley
The Blackstone Group L.P.

Arrie R. Park
Hellman & Friedman LLC

Robert B. Schumer
Paul, Weiss, Rifkind, Wharton & Garrison LLP

David C. Chapin
B. Newcomb Stillwell
Jonathan M. Grandon
Ropes & Gray LLP

Richard Capelouto
Patrick J. Naughton
Simpson Thacher & Bartlett LLP